EXHIBIT 99.1

WORLD GAMING PLC

Notice is hereby given that an Extraordinary General Meeting of the Company will be held at the offices of Reed Smith LLP at Minerva House, 5 Montague Close, London, SE1 9BB on April 7, 2005 at 10am local time for the purposes of considering and, if thought fit, passing the following Resolutions of which number 1 will be proposed as an ordinary resolution and numbers 2 and 3 will be proposed as special resolutions:

1.

THAT the 13,506,204 shares the subject of a resolution of the Company passed at its annual general meeting on 12 October 2004 and numbered number 8 in the notice of that meeting and referred to in such resolution as the “SB Shares”, and to which by that resolution were attached certain restrictions as to voting, participation and transferability, be and are hereby classified as a separate class of shares and shall be referred to hereafter as “non-voting non-participating SB shares”.

2.

THAT in connection with the admission of the Company’s ordinary share capital (including those ordinary shares to be issued by the Company pursuant to the proposed placing by Daniel Stewart & Company Limited of ordinary shares of £0.002 each in the Company (the “Placing”)) to trading on AIM, a market operated by London Stock Exchange plc, the directors of the Company be empowered, pursuant to section 95(1) of the Companies Act 1985 (the “Act”), to allot equity securities (as defined in section 94 of the Act) for cash pursuant to the authority conferred upon them by a resolution passed by the Company on 12 October 2004 as if statutory pre-emption rights provided in section 89(1) of the Act did not apply to such allotment, provided that this power shall be limited to:

(a)	the allotment of up to 10,000,000 ordinary shares of £0.002 in connection with the Placing;

(b)	the allotment of up to 1,051,504 ordinary shares of £0.002 pursuant to warrants or options to be granted to Daniel Stewart & Company Plc in connection with its services in respect of the Placing;

(c)

the allotment of equity securities in connection with an offer of equity securities, which is open for acceptance for a period fixed by the directors, to holders of ordinary shares on the register on a fixed record date in proportion (as nearly as may be practicable) to their respective holdings of ordinary shares, but subject to such exclusions or other arrangements as the directors may deem necessary or desirable to deal with fractional entitlements or with legal or practical problems arising in, or the requirements of any regulatory body or any stock exchange in, any territory;

(d)

the allotment of such number of ordinary shares, otherwise than as referred to in (a), (b) and (c) above, as is equal to ten per cent of the sum of the issued ordinary share capital of the Company immediately following the Placing and any shares issued to Daniel Stewart & Co Plc pursuant to (b) above; and

(e)

this authority shall expire (unless previously revoked, varied or renewed) at the conclusion of the annual general meeting of the Company to be held in 2006 or, if earlier, the date which is 15 months from the date of this resolution (except that the Company may before such expiry make offers or agreements which would or might require equity securities to be allotted after such expiry).

3.	THAT the Articles of Association of the Company be and are hereby amended as follows:

(a)	by deleting from Article 2.1 the words

“ “recognised investment exchange”	a recognised investment exchange as defined in section 207 of the Financial Services Act 2000 (as amended or modified from time to time)”

and replacing them with the following:

“ “recognised investment exchange”

a recognised investment exchange as defined in section 285 of the Financial Services and Markets Act 2000 (as amended or modified from time to time) including, whether or not it falls within the above definition from time to time, AIM, a market operated by London Stock Exchange plc.”

(b)	by deleting Article 3 in its entirety and re-numbering the Articles of Association accordingly;

(c)	by inserting after the current Article 5.2.2 (which will, pursuant to this resolution, be re-numbered as Article 4.2.2) the following wording as a new Article 4.3:

“No allotment of new shares of an amount exceeding 35 per cent of the issued ordinary share capital of the Company immediately before such allotment (to be paid up in cash or otherwise) shall be made by the Company without the consent of the holders of over 50 per cent of the Company’s ordinary shares.”

(d)	By inserting, after the current Article 77.1 (which will, pursuant to this resolution, be re-numbered as Article 76.1):

76.2

“In relation to any uncertificated shares the Board may from time to time permit appointments of a proxy to be made by means of electronic mail in the form of a properly authenticated dematerialised instruction, and/or other instruction or notification, which is sent by means of the relevant system concerned and received by such participant in that system acting on behalf of the company as the directors may prescribe, in such form and subject to such terms and conditions as may from time to time be prescribed by the directors, subject always to the facilities and requirements of the relevant system concerned (an “Uncertificated Proxy Instruction”) and may in a similar manner permit supplements to, or amendments or revocations of, any such Uncertificated Proxy Instruction to be made by like means. The Board may in addition prescribe the method of determining the time at which any such properly authenticated dematerialised instruction (and/or other instruction or notification) is to be treated as received by the Company or such participant. The Board may treat any such Uncertificated Proxy Instruction which purports to be or is expressed to be sent on behalf of a holder of a share as sufficient evidence of the authority of the person sending that instruction to send it on behalf of that holder.”

and re-numbering the current Article 77.2 as Article 76.3; and

(e)	By deleting from Article 156 the words:

“156.1	Subject to the Statutes, either:

156.1	a printed copy of every Director’s report and Auditors’ report accompanied by the Company’s annual accounts and every document required by law to be attached to them; or

156.2

where permitted by the Statutes, a summary financial statement derived from the Company’s annual accounts prepared in accordance with the Statutes shall not less than 21 clear days before the date of the meeting...”

and replacing them with the following:

“155.1	Subject to the Statutes, either:

155.1	a printed copy of every Director’s report and Auditors’ report accompanied by the Company’s annual accounts and every document required by law to be attached to them; or

155.2

where permitted by the Statutes, a summary financial statement derived from the Company’s annual accounts prepared in accordance with the Statutes shall not less than 21 clear days before the date of the annual general meeting before which they are to be laid...”.

By Order of the Board

Reed Smith Corporate Services Limited.

Secretary

14 March 2005

Registered Office:

Minerva House

5 Montague Close

London

SE1 9BB

NOTE: A Member entitled to attend and vote at the above Meeting is entitled to appoint a proxy or one or more proxies to attend and, on a poll, vote in his place. A proxy need not be a Member of the Company. Proxies must be received by the Depository, Continental Stock Transfer and Trust Company, not later than 12:00pm New York time on 1 April 2005 or at the registered office not less than 48 hours before the time of the Meeting.